UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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☐	Soliciting Material Pursuant to §240.14a-12

H. J. Heinz Company

(Name of Registrant as Specified In Its Charter)

TRIAN PARTNERS GP, L.P.
TRIAN PARTNERS GENERAL PARTNER, LLC
TRIAN PARTNERS, L.P.
TRIAN PARTNERS MASTER FUND, L.P.
TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.
TRIAN PARTNERS PARALLEL FUND I, L.P.
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC
TRIAN PARTNERS PARALLEL FUND II, L.P.
TRIAN PARTNERS PARALLEL FUND II GP, L.P.
TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC
TRIAN SPV (SUB) I, L.P.
TRIAN FUND MANAGEMENT, L.P.
TRIAN FUND MANAGEMENT GP, LLC
NELSON PELTZ
PETER W. MAY
EDWARD P. GARDEN
CASTLERIGG MASTER INVESTMENTS LTD.
SANDELL ASSET MANAGEMENT CORP.
CASTLERIGG INTERNATIONAL LIMITED
CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
THOMAS E. SANDELL
GREGORY J. NORMAN
PETER H. ROTHSCHILD
MICHAEL F. WEINSTEIN

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2

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED JULY 6, 2006

ANNUAL MEETING OF SHAREHOLDERS OF
H. J. HEINZ COMPANY

PROXY STATEMENT OF
THE TRIAN GROUP

To Our Fellow Heinz Shareholders:

      This proxy statement and the enclosed GOLD proxy card are being furnished to shareholders of H. J. Heinz Company (“Heinz” or the “Company”) in connection with the solicitation of proxies by the Trian Group and its affiliates (collectively, “we” or the “Trian Group”) to be used at the 2006 annual meeting of shareholders of Heinz, including any adjournments or postponements thereof and any meeting held in lieu thereof (the “2006 Annual Meeting”). The 2006 Annual Meeting is scheduled to be held at 9:00 a.m. (local time) on August 16, 2006, at The Hilton Pittsburgh, 600 Commonwealth Place, Gateway Center, Pittsburgh, Pennsylvania 15222. This proxy statement and the GOLD proxy card are first being furnished to shareholders on or about         , 2006.

      THIS SOLICITATION IS BEING MADE BY THE TRIAN GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).

      We are soliciting your proxy for the 2006 Annual Meeting in support of the following proposals:

1.	To elect Nelson Peltz, Peter W. May, Edward P. Garden, Greg Norman and Michael F. Weinstein (each a “Nominee”) to serve as directors of the Company;
2.	To adopt a resolution to repeal any provision of the Company's By-Laws or amendments to the Company's By-Laws unilaterally adopted by the Board after June 12, 2002 and before any of our Nominees join the Board, if elected; and
3.	To adopt a resolution recommended by the Board and included in the Company's proxy statement for the 2006 Annual Meeting ratifying the Company's Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal 2007.

      Heinz has disclosed that the record date for determining shareholders entitled to notice of and to vote at the 2006 Annual Meeting is June 8, 2006 (the “Record Date”). Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2006 Annual Meeting. According to the Company's proxy statement for the 2006 Annual Meeting, as of the Record Date there were 332,360,964 shares of common stock, $.25 par value per share (the “Common Shares”) and 8,116 shares of Third Cumulative Preferred Stock, $1.70 First Series (the “Preferred Shares” and, together with the Common Shares, the “Shares”), outstanding and entitled to vote at the 2006 Annual Meeting. Each Common Share has one vote and each Preferred Share has one-half vote.

      The Trian Group beneficially owns, in the aggregate, 18,245,000 Common Shares, representing approximately 5.5% of the Company's outstanding Common Shares, making us the second largest shareholder, as of the Record Date.

      The Trian Group intends to vote such Common Shares FOR the election of our Nominees, FOR the candidates who have been nominated by the Company other than                     ,                     ,                     ,                     , and                      and FOR the other proposals described herein. If, due to death or disability, any of our Nominees is unable to stand for election at the 2006 Annual Meeting, the proxies named on the attached GOLD proxy card will vote for one or both of Peter H. Rothschild and Thomas E. Sandell (each an “Alternate Nominee”), in place of such Nominee(s).

      OUR NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL SHAREHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF HEINZ CAN BEST BE EXPRESSED THROUGH THE ELECTION OF OUR NOMINEES. ACCORDINGLY,

THE TRIAN GROUP URGES YOU TO VOTE YOUR GOLD PROXY CARD FOR OUR NOMINEES AND FOR THE OTHER PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

      As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

1.	Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the 2006 Annual Meeting;
2.	Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record. Internet voting procedures are designed to authenticate your identity, allow you to vote your Shares and confirm that your instructions have been properly recorded. Your Internet vote authorizes the named proxies to vote your Shares in the same manner as if you had signed and returned a proxy card. If you submit your vote by Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies;
3.	Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record. Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you had signed and returned a proxy card; or
4.	Vote in person by attending the 2006 Annual Meeting. Written ballots will be distributed to shareholders who wish to vote in person at the 2006 Annual Meeting. If you hold your shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

      WE URGE YOU NOT TO SIGN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED WHITE PROXY BY SIGNING AND RETURNING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE TRIAN GROUP OR TO THE SECRETARY OF THE COMPANY, OR BY INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED (INSTRUCTIONS ARE ON YOUR GOLD PROXY CARD).

      HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

      IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

      The Trian Group has retained Innisfree M&A Incorporated to assist in communicating with shareholders in connection with the proxy solicitation and to assist in efforts to obtain proxies. If you have any questions about executing your GOLD proxy, voting by telephone or via the Internet or if you require assistance, please contact:

Innisfree M&A Incorporated
501 Madison Avenue
New York, New York 10022
Shareholders Call Toll-Free: (877) 456-3442
Banks and Brokers Call Collect: (212) 750-5833

REASONS TO VOTE FOR TRIAN GROUP'S SLATE OF NOMINEES

      Over the last eight years since William R. Johnson began leading Heinz, management has failed to increase shareholder value and failed to improve Heinz's financial results despite its numerous restructuring plans. The latest Heinz restructuring plan, announced several days after the Trian Group announced its action plan for Heinz, is the sixth in a series of failed major restructuring plans that have been announced since 1997, including one that was announced only nine months ago in September 2005. The Heinz Board of Directors, of which more than a majority of the members have served for five or more years, has presided over a series of ill-fated divestitures and acquisitions, failed corporate restructurings and poor capital allocation decisions.

      Each of these restructuring plans was accompanied by promises to shareholders about new focus and the successes that lay ahead. Nevertheless, while Mr. Johnson has trumpeted purported improved performance, actual results have been disappointing. The Company's reported earnings per share (EPS) has declined from $2.15 in 1998 to $1.89 in 2006. Moreover, in eight of the last nine years, the Company has recorded numerous special items aggregating to a negative $2.94 in EPS, further demonstrating the failure of its restructurings and management's inability to improve operations.

Heinz Reported EPS

Audited Figures from SEC Filings

$2.15

$1.29

$2.47

$1.41

$2.36

$1.82

$2.27

$2.13

$1.89

0

1

2

3

$4

0

3

$4

Period during which Heinz management has claimed success

1998

1999

2000

2001

2002

2003

2004

2005

2006

EPS Excluding
Special Items

$2.10

$2.34

$2.20

$2.03

$2.39

$2.55

$2.57

$2.40

$2.15

($0.21)

($0.21)

$0.07

($0.21)

($0.03)

($1.14)

($0.10)

($1.11)

–

Special Items

Cumulative Special
Items: ($2.94)

(11.1%)

(9.9%)

3.1%

(11.5%)

(1.3%)

(80.9%)

(4.0%)

(86.0%)

–

% of Reported
EPS

Fiscal Year End
Share Price

$33.70 (1)

$36.87

$38.08

$29.88

$42.80

$39.28

$37.63

$48.44

$53.31

              Source: Company filings and press releases.

      As a result of this underperformance, Heinz's share price has declined 38.2% (a decline of 34.0% when adjusted for the Del Monte spin-off) and total shareholder returns, including dividends, have declined 10.8% compared to improvements of 54.6%, 26.4% and 28.2% for the Mid-Cap Food Index, Large-Cap Food Index and S&P 500, respectively.

Relative Shareholder Returns(2)

8-Year(3)

5-Year

3-Year

Heinz(4)

(34.0%)

15.7%

2.0%

.

(10.8%)

excluding cash
dividends

Mid-Cap Food Index(5)

33.8

46.1

54.6

Large-Cap Food Index(6)

41.0

42.0

26.4

59.2

1.7

28.2

S&P 500

(1)	Share prices as of February 6, 2006. See note 2 below.

(2)	All share prices used to calculate Total Shareholder Returns are as of February 6, 2006. Total Shareholder Returns reflect changes in share price plus dividends. From February 6, 2006 through June 20, 2006, the Company's share price rose 23%. During that time period, we believe nothing material changed at the Company operationally or strategically. In addition,

February 6, 2006 marked the beginning of a period during which the Company's average daily trading volume rose significantly above historical levels and, on or about that time, rumors began to spread of activist involvement in the stock. Therefore, we do not believe that shareholder returns since February 6, 2006 are reflective of fundamental changes in the performance of the Company or actions of management.

(3)	As of April 30, 1998, when current management began its tenure.

(4)	Adjusted to reflect the value of Del Monte shares received by Heinz shareholders upon the completion of the transaction in December 2002.

(5)	Includes Hain Celestial Group, The J.M. Smucker Company, Lance Inc., McCormick & Company Inc., NBTY Inc., Ralcorp Holdings Inc. and Tootsie Roll Industries Inc.

(6)	Includes Conagra Foods Inc., Campbell Soup Co., General Mills Inc., Hershey Co., Kellogg Co., Sara Lee Corp., Wm. Wrigley Jr. Company, Unilever NV, Cadbury Schweppes PLC, Nestle NA, and Group Danone.

Heinz Stock Price Performance: $54.50 to $33.70 under William R. Johnson

$75.00

60.00

45.00

30.00

15.00

4/98

9/99

1/01

6/02

10/03

2/05

7/06

15.00

30.00

45.00

60.00

$75.00

Operation Excel
February 17, 1999

Project Streamline
March 15, 2001

Del Monte Spin-Off
June 13, 2002

Growth and
Innovation Plan
September 20, 2005

Superior Value
and Growth Plan
June 1, 2006

Rumors surface of activist involvement
February 6, 2006
Stock Price: $33.70

Project Millenia
March 14, 1997 5-Year Plan
William R. Johnson, President/COO

William R. Johnson starts as CEO
April 30, 1998
Stock Price: $54.50

      The Trian Group is the second largest shareholder of Heinz, having approximately $750 million invested in Heinz shares. We currently own approximately 5.5% of the Company's outstanding shares, or approximately fifteen times as many shares as all of the Heinz executive officers and directors combined, excluding stock options. As the Company's second largest shareholder, we urge you to examine the credibility of the current Board and its claims of “success” in light of its failure to improve shareholder value and financial results. We strongly recommend that you elect our independent nominees to help hold management accountable for the Company's performance going forward. We believe that the Board will benefit from our Nominees' entrepreneurial approach, fresh perspectives, operational experience and commitment to remedying the Company's failed strategies and stagnating financial performance and to delivering results and increasing value for all shareholders.

      We are not seeking control of the Board and our Nominees, if elected, will not suggest that the Company move from Pittsburgh, where it has maintained a major corporate presence for more than 100 years. Our goal is to establish strong shareholder representation on the Board, nominated and elected by shareholders, that will foster an open-minded deliberative process to help reestablish Heinz as a leading branded consumer products company that generates strong, consistent returns for the benefit of all Heinz shareholders. Our Nominees, if elected, will work with Heinz management and the other members of the Board to represent all shareholders to implement a strategic re-direction, improved operational execution, more efficient capital allocation and stronger management focus. Specifically, if elected, we expect our Nominees to urge the Board to execute the following plan of action:

1. Take measures to reduce annual costs by at least $575 million.

      The Company has allowed its selling, general and administrative expense (“SG&A”) to increase more than 300 basis points as a percentage of net revenue from 2000-2002 levels despite having divested a number of non-core, capital intensive businesses in transactions intended to reduce complexity. We believe SG&A over this period should have decreased by approximately 200 basis points—implying a total of 500 basis points of savings. Based on the current sales base of $8.4 billion, a 500 basis point reduction in SG&A translates into approximately $400 million of savings from current levels (Heinz’s SG&A expenses for fiscal 2006 were nearly $2 billion). Further, based on our experience, we believe there is considerable opportunity to reduce cost of sales and increase gross margins given the Company's inefficient operations. We have proposed at least 200 basis points of savings (approximately $175 million), though we are happy to see that Heinz, in its latest restructuring plan announced only a week after our position paper was released and nine months after its last restructuring plan was announced, now believes that reductions in sales allowances could be even greater than we had proposed.

2. Reduce “deals and allowances” spending by $300 million over time and drive growth by reinvesting these funds in consumer marketing and product innovation.

      In the past, we believe Heinz has failed to properly invest in its “power” brands and has increasingly competed on price, to the detriment of long-term growth and overall brand health. We believe Heinz, as a leading consumer products company, must make marketing and innovation its core competency and top priority, so that its brands are relevant, top-of-mind and sought after by consumers. We expect that our Nominees, if elected, will recommend to the Board that management reduce deals, allowances and other trade spending to retailers by at least $300 million, or approximately 3%, over a period of time and reinvest these funds in the Company's brands through increased consumer marketing and product innovation. We believe that these changes would significantly increase Heinz's current advertising budget so that its consumer advertising spending rises to a level closer to that of comparable food companies and which we believe will help grow the market for Heinz's products.

3. Drive profitability by focusing on the key brands and geographies.

      We believe the Board should establish a strategic vision that puts an end to the frantic and inefficient activity of divestitures, acquisitions and restructurings of the last eight years and focuses management on the key brands and geographies. If elected, we expect our Nominees to work with the other Board members and management to help ensure that the Company makes more prudent portfolio decisions in the future. Our Nominees, if elected, will recommend to the Board that the Company conduct a comprehensive review of its operations by country, including financial performance, market share trends, capital requirements and, perhaps most importantly, synergies and strategic fit within the overall portfolio. Based on this review, the Board should then identify which businesses should be divested and which businesses the Company should allocate additional capital for investment. The ultimate recommendations should be based on a plan that will create sustainable value for shareholders.

4. Enhance total shareholder returns by more aggressively returning capital to shareholders through increased share repurchases and a higher long-term target dividend payout ratio.

      We believe that it is an opportune time for the Company to significantly increase its share repurchase activity in light of the earnings growth that we believe would be delivered through our action plan. We recommend that the Company execute a debt financing to increase its leverage ratio to 3.5x or more, subject to maintaining investment grade ratings, and use those proceeds plus the majority of its existing cash and cash from divestitures to repurchase shares. Based on Heinz's strong free cash flow and the stability of its brands, we believe the Company could comfortably support these proposed debt levels while also maintaining ample flexibility to operate and grow its businesses. Moreover, we believe that implementing our initiatives should substantially increase the

Company's cash flow going forward, resulting in a ratio of net debt to pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) of only 2.5x. We also believe that the Company should maintain its targeted dividend payout ratio of approximately 60%.

      A copy of the Trian Group's Action Plan is available without charge at www.enhanceheinz.com, an informational website dedicated to our ongoing efforts to enhance shareholder value at Heinz, and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov. Copies are also available without charge by contacting our proxy solicitor, Innisfree M&A Incorporated, by telephone at (877) 456-3442 (toll free) or by e-mail at info@innisfreema.com.

      We believe the latest Heinz restructuring plan, announced June 1, 2006, bears a significant resemblance to the Trian Group's Action Plan announced on May 23, 2006. Similar to the Trian Group's Action Plan, the Heinz plan calls for cost cutting, increased consumer marketing, a reduction of deals and allowances spending, increased share repurchases and a higher dividend payout. Unlike the Trian Group's Action Plan, however, the Heinz plan does not consider potential non-core divestitures and sets lower performance goals for the Company than the Trian Group's Action Plan. We believe that the Company can do better and that more aggressive steps are called for in the interest of all shareholders. We therefore believe not only that the Trian Group's Action Plan is the right plan for the Company but that, given the results of the Company's five prior restructuring plans, it is essential that our independent Nominees be elected to the Board to help ensure the proper implementation of whatever measures the Board ultimately adopts. Our Nominees are committed to working in a minority role and using their operational experience to help effect more prudent and thoughtful decision making, thus helping management to reverse years of significant underperformance and execute a successful strategic plan for Heinz for the benefit of all shareholders.

      We are operations focused with a long track record of working closely with management teams to improve financial results and protect and build shareholder value. Each of our Nominees has an extensive, successful business background with vast financial knowledge and branding experience. In particular, Messrs. Peltz and May, principals of Trian and two of our five Nominees, have been business partners since 1972 and since that time have participated jointly in various acquisitions and investments to build consumer products and food and beverage businesses. Messrs. Peltz and May have historically invested in U.S. public companies with a view toward working closely with and properly incentivizing management to maximize free cash flow. Over the last two decades, Messrs. Peltz and May have acquired or invested in under-performing and under-managed companies, and executed a number of operational turnarounds, including the highly successful turnaround of Snapple Beverage Corp. following its acquisition from The Quaker Oats Company. They have extensive multinational public company experience as chief executive officer and chief operating officer, respectively, at several large, multi-industry companies. For example, under the stewardship of Messrs. Peltz and May, Triangle Industries, Inc. through the acquisitions of National Can Corporation and the packaging business of American Can Company, grew to become one of the world's largest packaging companies and a Fortune 100 U.S. industrial company. Messrs. Peltz and May generated these results and growth at Triangle Industries by working with a lean and aggressive management team, as well as through their willingness to invest in the business and their commitment to marketing and product innovation.

      In addition to his role as a founding partner and principal of Trian, Mr. Garden is Vice Chairman and a director of Triarc Companies, Inc., where he is responsible for corporate development activities and oversees the operations and growth of Deerfield & Company LLC, an alternative asset manager that is majority owned by Triarc and whose assets under management have grown from approximately $8.1 billion to approximately $12.4 billion since it was acquired by Triarc in July 2004. Prior to co-founding Trian and his work at Triarc, Mr. Garden was a senior investment banker at Credit Suisse First Boston, where he was responsible for providing strategic advisory services to clients, executing complex financings in both the debt and equity capital markets and managing key relationships with several large private equity firms. Earlier in his career, Mr. Garden was co-Head of Equity Capital Markets at BT Alex Brown and, prior to that, the Head of U.S. Equity at Bankers Trust where he was responsible for equity capital markets, equity sales, equity research and convertible bond origination.

      Aside from his highly celebrated career as a professional golfer, Mr. Norman serves as Chairman and Chief Executive Officer of Great White Shark Enterprises, a privately-held multinational corporation that he established in 1993, which is devoted to the development, branding and marketing of golf and the golf lifestyle. Today, Great White Shark Enterprises is comprised of multiple companies and divisions including golf course design, real estate development, turfgrass, apparel, wine, restaurants and event management.

      Among his accomplishments, Mr. Weinstein is widely regarded as playing a critical role in reviving the Snapple brand following its acquisition from The Quaker Oats Company. As Chief Executive Officer of the Snapple Beverage Group, Mr. Weinstein is credited for successfully rebuilding distributor relationships, executing the many product and packaging innovations that broadened Snapple's brand appeal as well as for launching a number of outstanding marketing concepts and effective advertising campaigns that led to a dramatic rebuilding of Snapple's consumer base.

      The backgrounds of all of our Nominees are included in the section of this proxy statement entitled “Proposal 1: Election of Directors.”

      We are confident that our Nominees would, if elected, help bring more accountability, focus and discipline to the way Heinz is managed. Our Nominees are committed to confronting more effectively the critical issues facing the Company and, if elected, will seek to ensure that management delivers on its plans and commitments to enhance value for all shareholders.

      We believe that good corporate governance must translate into enhanced shareholder value. Accordingly, given Heinz's management's disappointing track record, we believe that it is in the best interest of all Heinz shareholders that the Trian Group's independent Nominees be elected now so that they may begin working constructively with other Heinz directors to deliver long overdue improvement in financial results and value creation.

      We believe that our Nominees are best suited to help create significant shareholder value at Heinz. Our Nominees are committed to acting in the best interests of all shareholders. We believe that your voice in the future of Heinz can best be expressed through the election of our Nominees. Accordingly, we urge you to vote your GOLD proxy card FOR Nelson Peltz, Peter W. May, Edward P. Garden, Greg Norman and Michael F. Weinstein.

BACKGROUND TO THE SOLICITATION

      On March 2, 2006, a member of the Trian Group delivered a letter to the Company informing the Company of its intention to appear in person or by proxy at the 2006 Annual Meeting to nominate the Nominees and to move a proposal to repeal any amendments to the Company's By-Laws adopted by the Board and not by the shareholders of the Company after June 12, 2002. We believe that the notice provided by this letter complied with the timing and other advance notification requirements of the Company's By-Laws and with applicable provisions of the Pennsylvania Business Corporation Law. On March 3, 2006, the Company issued a press release stating that the March 2 notice would be forwarded to the Company's Corporate Governance Committee for review.

      On March 13, 2006, a meeting was held between Nelson Peltz and William R. Johnson, Chairman, President and Chief Executive Officer of the Company, and a representative of one of the Company's outside financial advisors. At that meeting, Mr. Peltz informed Mr. Johnson of the Trian Group's status as a significant shareholder and also expressed to Mr. Johnson certain operational improvements and changes in strategy that the Trian Group would like to see implemented by the Company aimed at reversing a decade of poor shareholder returns. At a subsequent meeting held on March 29, 2006, Mr. Johnson, members of his senior management team and representatives of the Company's outside financial advisors met with Mr. Peltz, Peter May, Ed Garden and Josh Frank of Trian and discussed the Company's main business segments. At this meeting, Messrs. Peltz, May, and Garden also discussed a number of their ideas to enhance shareholder value and the Company's management discussed some of their plans. Messrs. Peltz, May and Garden also shared with management examples of past investments they (or companies controlled by them) made in which they had created significant value by working together with management teams to improve operations and grow free cash flow. Messrs. Peltz, May and Garden also requested that the Nominees be added to the Company's Board. Following the meeting on March 29, a representative of one of the Company's outside financial advisors advised the Trian Group that the Company's management had reacted positively to the discussions and that the request for Board representation was being considered by the Company's Corporate Governance Committee.

      On May 23, 2006, the Trian Group issued a position paper entitled “Results Speak Louder Than Words: A Plan to Enhance Value at Heinz,” which sets forth, among other things, the reasons for the Trian Group's investment in the Company, its suggested actions to improve shareholder value and the reasons it is seeking the election of the Nominees.

      On May 24, 2006, the Board announced that it had rejected the request by the Trian Group for representation on the Board.

      On June 1, 2006, the Company issued its own plan with respect to the future of the Company, the sixth restructuring plan announced by the Company since 1997.

PROPOSAL 1: ELECTION OF DIRECTORS

      According to the Company's 2006 proxy statement, 12 directors are to be elected to the Board at the 2006 Annual Meeting. The Trian Group recommends that shareholders elect Nelson Peltz, Peter W. May, Edward P. Garden, Greg Norman and Michael F. Weinstein as directors of the Company at the 2006 Annual Meeting. Each of our Nominees has consented to being named as a Nominee and to serving as a director if elected. If elected, each Nominee will serve until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. If elected, each of our Nominees will be considered an independent director of the Company under applicable New York Stock Exchange rules.

      Our Nominees will not receive any compensation from the Trian Group or its affiliates for their services as directors of the Company if elected. If elected, our Nominees will be entitled to such compensation from the Company as is consistent with the Company's past practices for services of non-employee directors, which is described in the Company's proxy statement.

      While we believe that the entire Board should be held accountable to shareholders for the Company's underperformance, we are only nominating five new directors because we believe that our Nominees, if elected, can work with the remaining incumbent directors to effect positive change at the Company. As a result, our Nominees, if elected, will only constitute a minority of the current 12 members of the Board. Under the Company's By-Laws, a quorum for the transaction of business requires a majority of the directors in office and Board action requires a majority of the directors present at a meeting at which a quorum is present. Accordingly, our Nominees, if elected, will not be able to take Board action at a meeting of the full Board without the support of at least two other directors.

Biographical Information

      Background information about our Nominees, including the present principal occupation or employment and material occupations, positions and offices or employment for the past five years of each Nominee, is set forth below. Please see “Information About The Trian Group and Participants” and Annex A for additional information about our Nominees, such as their beneficial ownership, purchases and sales of Common Shares.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Nelson Peltz c/o Trian Fund Management, L.P. 280 Park Avenue New York, New York 10017	64	Mr. Peltz has been Chief Executive Officer and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. Peltz has also been a director and Chairman and Chief Executive Officer of Triarc Companies, Inc., since April 1993. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. Peltz also has interests in various investments.
Mr. Peltz was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc. from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr. Peltz began his career in 1963 when he joined his family food business.
Mr. Peltz is a director of Deerfield Triarc Capital Corp., where he is Chairman of the Board and serves on the investment committee. Mr. Peltz is Co-Chairman of the Board of Directors of the Simon Wiesenthal Center and Chairman of the New York Tolerance Center. In addition, Mr. Peltz is a member of the Board of Directors of Prostate Cancer Foundation (formerly known as CaP CURE), the Board of Directors of the Trooper Foundation and the Board of Directors of PAL. He is also a member of the Board of Overseers of The Milken Institute and a member of the Board of Trustees of the Intrepid Museum Foundation.
Mr. Peltz attended The Wharton School of the University of Pennsylvania. Mr. Peltz is the father-in-law of Edward P. Garden.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Peter W. May c/o Trian Fund Management, L.P. 280 Park Avenue New York, New York 10017	63	Mr. May has been President and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. May has also been President and Chief Operating Officer of Triarc Companies, Inc., since April 1993. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. May also has interests in various investments.
Mr. May was President and Chief Operating Officer and a director of Triangle Industries, Inc. from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company.
Mr. May is a director of Encore Capital Group, Inc. and serves on the investment committee of Deerfield Triarc Capital Corp. Mr. May is the Chairman of the Board of Trustees of Mt. Sinai Medical Center in New York. He also is a Trustee of the University of Chicago, a member of its Executive Committee, and a member of the Advisory Council on the Graduate School of Business at The University of Chicago.
In addition, Mr. May is a Trustee of Carnegie Hall and a partner of the Partnership for New York City, as well as the past Chairman of the UJA Federation's “Operation Exodus” campaign and an honorary member of the Board of Trustees of The 92nd Street Y. He is a founding member of the Laura Rosenberg Memorial Foundation for Pediatric Leukemia Research and is Chairman of the Board of The Leni and Peter May Family Foundation.
Mr. May holds AB and MBA degrees from the University of Chicago.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Edward P. Garden c/o Trian Fund Management, L.P. 280 Park Avenue New York, New York 10017	45	Mr. Garden has been Portfolio Manager and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. Garden has also been a director and Vice Chairman of Triarc Companies, Inc., since December 2004. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. Garden was appointed Executive Vice President of Triarc Companies, Inc. in August 2003.
Mr. Garden was previously a managing director of Credit Suisse First Boston, where he served as a senior investment banker in the Financial Sponsors Group since 1999. From 1994 to 1999, Mr. Garden was a managing director at BT Alex Brown where he was a senior member of the Financial Sponsors Group and, prior to that, Co-Head of Equity Capital Markets.
Mr. Garden holds a B.A. in Economics from Harvard College. Mr. Garden is the son-in-law of Nelson Peltz.
Greg Norman c/o Great White Shark Enterprises, Inc. 501 North Highway A1A Jupiter, Florida 33477	51	Mr. Norman has served as Chairman and Chief Executive Officer of Great White Shark Enterprises, Inc., a multinational corporation that comprises several companies and divisions including Greg Norman Course Design, Medallist Golf Developments, Greg Norman Turf Company, Greg Norman Interactive, Greg Norman Production Company, merchandising and licensing, since August 1994. Mr. Norman has also been a professional golfer since 1976.
Mr. Norman is a director of Ritz Interactive, Inc. Mr. Norman is involved in a number of philanthropic endeavors, including the Merrill Lynch and Franklin Templeton Shootouts to benefit children's charities, J. Robert Lauer Golf Tournament benefiting Hospice, and Chris Evert Pro-Celebrity Tennis Classic to benefit The Ounce of Prevention Fund of Florida.
In addition, Mr. Norman established and continues to support the Greg Norman Golf Foundation in Australia, which provides professional guidance and instruction to school students and those in other educational establishments and children with physical disabilities. He also serves as Advisory Council Chairman for The Environmental Institute of Golf.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Michael F. Weinsten c/o INOV8 Beverage Company LLC 350 Theodore Fremd Avenue Rye, New York 10580	57	Mr. Weinstein has been Chairman of INOV8 Beverage Company LLC since he co-founded the company in January 2005. INOV8 Beverage Company is a marketer and developer of beverage products and concepts.
From January 2004 to December 2004, and from 1994 through August 1995, Mr. Weinstein served as a consultant for Liquid Logic, a private beverage consulting company he founded in 1994. From December 2001 to December 2003, Mr. Weinstein was President, Global Innovation and Business Development for Cadbury Schweppes plc, a beverage and confectionary company. Prior to that, he was Chief Executive Officer of Snapple Beverage Group (formerly Triarc Beverage Holdings Corp.), a producer of beverage products from April 1997 to November 2001, during which time it was a subsidiary of Triarc Companies, Inc. through October 2000 and subsequently of Cadbury Schweppes plc. At the same time, Mr. Weinstein also served as Chief Executive Officer of Snapple Beverage Corp., Royal Crown Company, Inc. and Mistic Brands, Inc., each subsidiaries of Snapple Beverage Group, from May 1997, October 1996 and August 1995, respectively.
From 1981 until 1993, he served in various executive capacities at A&W Brands, Inc., including President and Chief Operating Officer. From 1978 to 1981, he was a Vice President at Kenyon & Eckhardt Advertising. He began his career at Pepsi-Cola Company, where he held various sales and marketing positions from 1972 to 1978.
Mr. Weinstein is a board member of the National Federation for Teaching Entrepreneurship. In addition, Mr. Weinstein is on the external affairs committee of Lafayette College and is a section secretary for the Harvard Business School. He is also an active volunteer with the American Red Cross, Juvenile Diabetes Research Foundation and Food-PATCH and is a frequent speaker for various charities including Junior Achievement and the Police Athletic League.
He received a bachelor's degree with honors in Economics from Lafayette College in 1970 (Phi Beta Kappa) and received an MBA from the Harvard Business School in 1972.

      If, due to death or disability, any of our Nominees is unable to stand for election at the 2006 Annual Meeting, the proxies named on the attached GOLD card will vote for one or both of the following Alternate Nominees:

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Peter H. Rothschild c/o Daroth Capital LLC 750 Third Avenue New York, New York 10017	50	Mr. Rothschild has been the Managing Member of Daroth Capital LLC, an investment bank, since its founding in October 2001, and also the President and Chief Executive Officer of its wholly owned subsidiary, Daroth Capital Advisors LLC, since March 2002. Prior to founding Daroth Capital, Mr. Rothschild was a Managing Director and Co-Head of the Leveraged Finance and Industrial Finance groups at Wasserstein Perella, an investment bank and the predecessor company to Dresdner Kleinwort Wasserstein, and was with the organization from 1996 to 2001. From 1990 to 1996, Mr. Rothschild was a Senior Managing Director and Head of the Natural Resources Group at Bear, Stearns & Co. Inc., an investment bank, and was one of the founders of the firm's Leveraged Finance and Financial Buyer Coverage groups. From 1984 to 1990, Mr. Rothschild was also a Managing Director and Head of the Industrial Group at Drexel Burnham Lambert, an investment bank. Mr. Rothschild is a director of Wendy's International, Inc. and Deerfield Triarc Capital Corp. He also serves on the board of directors and advisory boards of several non-profit organizations. Mr. Rothschild graduated from Tufts University, summa cum laude, with a Bachelor of Science Degree in Mechanical Engineering and from the Harvard Business School with an MBA.
Thomas E. Sandell c/o Sandell Asset Management Corp. 40 West 57th Street New York, New York 10019	45	Mr. Sandell has been a founder, Principal and Chief Executive Officer of Sandell Asset Management Corp., an asset management firm, since December 1997 and its Chief Executive Officer since September 1998. Mr. Sandell also has been a director of Castlerigg Master Investments Ltd., an investment fund, since December 1997. Prior thereto, in May 1989, Mr. Sandell was hired by Bear Stearns & Co. to establish a new, proprietary international risk arbitrage operation. Mr. Sandell was, at the time of his departure from Bear Stearns, a Senior Managing Director and was second in command in the risk arbitrage department. Mr. Sandell began his career as a securities analyst for Atlantic Finance in Paris from May 1986 to May 1987 where he was primarily responsible for equity research on French and European food, retail and leisure companies. Following his tenure at Atlantic Finance, he was head of equity research at Group Delphi in Paris. Mr. Sandell is a founding Board Member of The New Leader's Group of the Institute of International Education, the administrator of the United States Government's Fulbright Program. He is also a Trustee of Friends of ARK (Absolute Return for Kids), a charity focused on supporting a variety of initiatives that fight disease, abuse and poverty afflicting children around the globe. Mr. Sandell was born and raised in Sweden and resides in New York City. He holds a Bachelor of Science in International Business Administration and Economics from Uppsala University in Sweden and an MBA in Finance from the Columbia Business School.

      The Trian Group also intends to vote for the candidates who have been nominated by the Company other than             ,                         ,                         ,                         , and                         . You should refer to the proxy statement and form of proxy distributed by Heinz for the names, background, qualifications and other information concerning Heinz's candidates. There is no assurance that any of Heinz's nominees will serve as directors if any of the Trian Group's nominees are elected to the Board. In the event that one or more of our Nominees is elected and that one or more of the Heinz nominees declines to serve with such nominee or nominees, the Company's By-Laws provide that director vacancies may be filled by a majority vote of the directors then in office.

      Heinz has disclosed that it has entered into Severance Protection Agreements with its executive officers and certain other key employees. Pursuant to the form of Severance Protection Agreement disclosed by Heinz, the Company has provided each of these executives with the right to receive certain payments that would be triggered if all five of our Nominees are elected to the Heinz Board of Directors and the employment of such executive is terminated by Heinz without cause or by the executive for “good reason” within two years after our Nominees join the Board (the “Triggering Event”). However, since it is the current intention of our Nominees, if elected, to work with the Company's management to effect a turnaround of the Company's underperformance, we do not currently expect that the election of our five Nominees would trigger any severance payments. We believe that the Company would only be obligated to pay severance amounts if any of the executives who has executed a Severance Protection Agreement (in the form disclosed by the Company) terminates his or her employment for good reason. An executive may terminate his or her employment for good reason if, among other reasons, his or her title, position, duties or responsibilities are adversely changed or if he or she is not reappointed or reelected to, or is removed from, any of his or her offices or positions. Upon a Triggering Event an executive who has executed a Severance Protection Agreement (in the form disclosed by the Company) would be entitled to receive: (i) all amounts earned or accrued through the termination date, including base salary, reimbursement of expenses, vacation pay, bonuses and incentive compensation; (ii) a pro rata Bonus Amount, as defined below; (iii) a lump sum cash payment equal to two or three times (depending on the executive officer) the sum of (x) the greater of the executive's annual base salary in effect on the termination date or at the highest rate in effect at any time during the ninety day period before the Triggering Event and (y) the average of the annual cash bonuses paid or payable during the three full fiscal years ended before the termination date, or if greater, before the Triggering Event (the “Bonus Amount”); (iv) continuation of benefits for two or three years (depending on the executive officer) and (v) a lump sum cash payment equal to the excess of (x) the lump sum actuarial equivalent of the aggregate retirement benefit the executive would have been entitled to receive under the Company's supplemental and other retirement plan if the executive had remained employed for two or three additional years (and other conditions were satisfied) over (y) the lump sum actuarial equivalent of the aggregate retirement benefit the executive was actually entitled to receive. In addition, if any severance payment would be subject to an excise tax, then either the severance amount will be reduced so as not to trigger an excise tax or the executive will receive a gross-up payment such that the executive is in the same after-tax position as if no excise tax was imposed. Under the form Severance Protection Agreement, an executive may terminate his or her employment for good reason if, among other reasons, his or her title, position, duties or responsibilities are adversely changed or if he or she is not reappointed or reelected to, or is removed from, any of his or her offices or positions.

      The election of all five of our Nominees would also trigger certain rights under the Company's 1994 Stock Option Plan, 1996 Stock Option Plan, 2000 Stock Option Plan and 2003 Stock Incentive Plan (collectively, the “Plans”) pursuant to which all stock options and restricted stock units granted under the Plans on or prior to May 16, 2005 will immediately vest and become exercisable and all stock options and restricted stock units granted under the Plans after May 16, 2005 will immediately vest and become exercisable if the employment of the option holder is terminated by the Company (other than for cause) or by the option holder for good reason within two years after all five of our Nominees join the Board. As noted above, it is the current intention of our Nominees, if elected, to work with the Company's management to effect a turnaround of the Company's underperformance. As such, we do not currently expect that the election of our five Nominees would trigger an immediate vesting of any stock options and restricted stock units granted after May 16, 2005.

      WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES BY SIGNING, DATING AND RETURNING YOUR GOLD PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 2: REPEAL CERTAIN AMENDMENTS TO BY-LAWS

      Article XII of the Company's By-Laws provides that, with certain limited exceptions, the By-Laws may be amended by the Board, subject to the ability of the shareholders to change such action. We believe that in order to ensure that the will of the Company's shareholders with respect to this proxy solicitation is upheld, no effect should be given to any provision or amendment to the By-Laws unilaterally adopted by the Board after the date of the most recent publicly disclosed By-Laws, which is June 12, 2002. Shareholders are therefore being asked to adopt a resolution that would repeal any provision of the By-Laws or amendment to the By-Laws that the Board adopted or adopts after June 12, 2002 and before any of our Nominees join the Board, if elected, including, without limitation, any amendments the Board has adopted without public disclosure or might adopt in an effort to impede the effectiveness of the Trian Group's nomination of its Nominees, negatively impact the Trian Group's ability to solicit and/or obtain proxies from shareholders, countermine the will of the shareholders expressed in those proxies or modify the Company's corporate governance regime. We are not currently aware of any specific By-Law provisions that would be repealed by the adoption of this Proposal.

      Although adoption of this Proposal could have the effect of repealing previously undisclosed By-Law amendments without considering the beneficial nature, if any, of such amendments to the shareholders, it would not repeal any such amendments that were approved by the shareholders.

      Proposal 2 provides for the adoption of the resolution in the following form:

RESOLVED, that the By-Laws of the Company are hereby amended to repeal any and all amendments thereto adopted by the Board of Directors of the Company and not by the shareholders of the Company after June 12, 2002 and before any of the Trian Group's Nominees join the Board, if elected.

      WE STRONGLY URGE YOU TO VOTE FOR PROPOSAL 2 BY SIGNING, DATING AND RETURNING YOUR GOLD PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 3: RATIFY AUDIT COMMITTEE'S SELECTION OF
INDEPENDENT AUDITORS

      According to the Company's proxy statement, the Company is soliciting proxies to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal 2007. Please refer to the Company's proxy statement under “Matters to be Acted Upon: Ratification of Auditors” for a discussion of this proposal. The Trian Group does not object to the ratification of the Company's Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent auditors.

INFORMATION ABOUT THE TRIAN GROUP AND PARTICIPANTS

      This proxy solicitation is being conducted by the Trian Group, which is comprised of investment funds and accounts managed by Trian Fund Management, L.P. and an investment fund managed by Sandell Asset Management Corp., each of which is described below. The Trian Group is the beneficial owner of approximately 5.5% of the outstanding Common Shares of Heinz. Each of the Trian entities, Sandell entities, Nominees and Alternate Nominees are participants in this proxy solicitation.

Trian Fund Management, L.P. and Affiliates (the “Trian Parties”)

      Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), is an investment management firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden. Trian Management seeks to invest in undervalued and under-performing public companies and prefers to work closely with the management of those companies to effect positive change through active, hands-on influence and involvement, or what it refers to as “operational activism.”

      Trian Management serves as the management company for (i) Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”); (ii) Trian Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (“Trian Offshore”); (iii) Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands exempted limited partnership (“Trian Offshore (Non-ERISA)”); (iv) Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”); (v) Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II”) and (vi) Trian SPV (SUB) I, L.P., a Cayman Islands exempted limited partnership (“Trian SPV”). Trian Management also serves as the investment manager for a separate account owned by TCMG-MA, LLC, an indirect subsidiary of Triarc Companies, Inc. (the “Separate Account”) and has full discretion and authority to make all investment and voting decisions in respect of the Separate Account. Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”) is the general partner of Trian Management.

      Messrs. Peltz, May and Garden own and control (i) Trian Management GP; (ii) Trian Partners General Partner, LLC, a Delaware limited liability company, which is the general partner of Trian Partners GP, L.P., a Delaware limited partnership, which, in turn, is the general partner of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV; (iii) Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company, which is the general partner of Parallel Fund I and (iv) Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company, which is the general partner of Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership, which, in turn, is the general partner of Parallel Fund II. Messrs. Peltz, May and Garden are therefore in a position to determine the investment and voting decisions made by all Trian Parties.

      The business address for all Trian Parties other than Trian Offshore, Trian SPV and Trian Offshore (Non-ERISA) is 280 Park Avenue, New York, New York 10017. The business address for Trian Offshore, Trian SPV and Trian Offshore (Non-ERISA) is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896GT, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands, BWI.

Sandell Asset Management Corp. and Affiliates (the “Sandell Parties”)

      Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”), is an investment management firm founded by Thomas E. Sandell that focuses on corporate event driven investing worldwide. SAMC often will take an “active involvement” in facilitating financial or organizational improvements that will accrue to the benefit of shareholders.

      SAMC is primarily engaged in the business of serving as the discretionary investment manager of Castlerigg International Limited, a British Virgin Islands company (“CIL”) and Castlerigg Master Investments Ltd., a British Virgin Islands company (“CMI”). CIL invests substantially all of its assets indirectly in CMI, a master trading vehicle. Castlerigg International Holding Limited, a British Virgin Islands company (“CIHL”), is the controlling shareholder of CMI, and CIL is the controlling shareholder of CIHL. Because Mr. Sandell is the controlling shareholder of SAMC, he therefore may be deemed to share in the voting and dispositive power with SAMC over the securities beneficially owned by CMI and CIL.

      The business address of SAMC is 40 West 57th Street, New York, New York 10019. The business address of each of CMI, CIL and CIHL is c/o Citco Fund Services (Curacao) N.V, Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles.

Nominees and Alternate Nominees

      Please see “Proposal 1: Election of Directors” for additional information about the Nominees and Alternate Nominees.

Beneficial Ownership of Common Shares

      The following table shows the Trian Group's beneficial ownership of Heinz Common Shares as of the Record Date. Except as described below, each of the entities in the table directly owns and has sole voting power and sole dispositive power with regard to the number of Common Shares beneficially owned. Please see Annex A for additional information about the Trian Group's purchases and sales of Common Shares.

Entity	Number of Shares Beneficially Owned	Percent of Outstanding Common Shares(1)
Trian Onshore	1,257,989	0.4%
Trian Offshore	5,229,910	1.6%
Trian Offshore (Non-ERISA)	350,959	0.1%
Trian SPV	5,133,130	1.5%
Parallel Fund I	289,725	0.1%
Parallel Fund II	65,625	0.0%
Separate Account	536,262	0.2%
CMI	5,381,400	1.6%
Total	18,245,000	5.5%

(1)	Calculated on the basis of 332,360,964 Common Shares outstanding as of June 8, 2006

      Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Common Shares that Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Common Shares for all other purposes.

      Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), the Common Shares that Parallel Fund I directly and beneficially owns. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Common Shares for all other purposes.

      Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), the Common Shares that Parallel Fund II directly and beneficially owns. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Common Shares for all other purposes.

      Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), the Common Shares that are directly held in the Separate Account. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Common Shares for all other purposes.

      Each of CIL, CIHL, SAMC and Mr. Sandell, by virtue of their relationships to CMI, and each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of the Sandell Agreement (as defined below), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), the Common Shares that CMI directly and beneficially owns. Each of CIL, CIHL, SAMC, Mr. Sandell, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Common Shares for all other purposes.

      Each of the Trian Parties and the Sandell Parties may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), which group beneficially owns 18,245,000 Common Shares, representing approximately 5.5% of the outstanding Common Shares as of the Record Date. However, nothing contained herein shall be deemed to be an admission by any of such parties that it is the beneficial owner of any Common Shares beneficially owned by any of the other parties, except as otherwise disclosed herein.

Sandell Agreement

      Trian Management and SAMC are parties to an agreement, dated February 7, 2006 (the “Sandell Agreement”), pursuant to which they have agreed to coordinate their efforts with respect to the purchase and sale of interests in the Company and the proposal of certain actions and/or transactions to the Company. Among other things, the Sandell Agreement provides that Trian Management has final approval of all acquisitions, dispositions and exercises of securities of the Company (subject to discussion and consultation with SAMC), and provides that purchases and sales of such securities be allocated as follows: (i) purchases having an aggregate purchase price of up to $660 million shall be allocated 70% to the Trian Parties managed by or affiliated with Trian Management and 30% to CMI (such percentages, the “Pro Rata Percentages”), (ii) purchases in excess of $660 million and up to $860 million shall be allocated to CMI (which allocation currently has been waived pursuant to an informal understanding between the parties), and (iii) purchases in excess of $860 million shall be allocated in accordance with the Pro Rata Percentages. Notwithstanding the foregoing, the Pro Rata Percentages shall automatically be adjusted, from time to time, to reflect the actual ratio of securities owned by the parties. The Sandell Agreement also provides that Trian Management has final approval (subject to prior notice and consultation with SAMC) with respect to, among other things, (i) voting the Common Shares acquired by the Trian Group, (ii) whether to initiate any proxy contest involving the Company and all matters related thereto, including whether to change the parties' intentions with respect to the Company, and (iii) all communications with the Company and any public disclosures, public statements or other third party communications, including the making of any proposals regarding corporate transactions. Under the Sandell Agreement, SAMC has appointed Trian Management (or its designees) as its proxy during the term of the Sandell Agreement in respect of all securities of the Company owned or acquired by the members of the Trian Group managed by or affiliated with SAMC. The parties have also agreed to coordinate certain of their regulatory filings and to share certain expenses incurred by either of them in connection with the furtherance of the activities engaged in by them pursuant to the Sandell Agreement. Under the Sandell Agreement, SAMC has agreed to pay 75% of such expenses, except that trading commissions, indemnity obligations and certain regulatory filing fees will be allocated according to the Pro Rata Percentages. The Sandell Agreement terminates at the conclusion of the 2006 Annual Meeting. The foregoing description of the Sandell Agreement is a summary only.

Trian SPV Partnership Agreement

      Trian GP is the Managing General Partner and Trian Partners Cayman, Ltd. is the Administrative General Partner of Trian SPV pursuant to the Amended and Restated Limited

Partnership Agreement of Trian SPV (SUB) I, L.P., dated as of March 1, 2006 (the “Trian SPV Partnership Agreement”). The sole Limited Partner is Trian SPV I, L.P. Pursuant to the Trian SPV Partnership Agreement, Trian GP has voting and dispositive power over the Common Shares held by Trian SPV and is entitled, generally on an annual basis, to a portion of the appreciation in the value of the Common Shares. The foregoing description of the Trian SPV Partnership Agreement is a summary only.

Nominee Agreements

      Each Nominee is a party to an agreement (each a “Nominee Agreement”) pursuant to which Trian Fund Management and SAMC have agreed to pay the costs of soliciting proxies in support of the election of the Nominee to the Board and the adoption of the other proposals set forth in this proxy statement at the 2006 Annual Meeting, and to indemnify the Nominee with respect to certain costs that may be incurred by the Nominee in connection with his nomination as a candidate for election to the Board of Directors at the 2006 Annual Meeting and the solicitation of proxies in support of his election.

Interests of the Participants

      Each Participant has an interest in the election of directors and the adoption of Proposal 2 at the 2006 Annual Meeting: (i) indirectly through the beneficial ownership (if any) of Common Shares and other securities and/or (ii) pursuant to the Nominee Agreements.

      Other than as disclosed in this proxy statement, there are no arrangements or understandings between the Participants and any Nominee or any other person or persons with respect to the nomination of the Nominees or adoption of the Trian Group's other proposals.

      Other than as disclosed in this proxy statement, neither the Trian Group, any of the other Participants nor any of their respective affiliates, associates or immediate family members, directly or indirectly:

•	is, and was not within the past year, party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

•	has had any relationship with the Company in any capacity other than as a shareholder that would require disclosure herein;

•	has any agreement, arrangement or understanding with respect to any future employment by the Company or its affiliates;

•	has any agreement, arrangement or understanding with respect to future transactions to which the Company or any of its affiliates will or may be a party; or have any material interest, direct or indirect, in any transaction that has occurred since April 29, 2005 or any currently proposed transaction, or series of similar transactions, which the Company or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000; or

•	is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding.

      The Trian Group has filed with the SEC a statement on Schedule 13D, which contains information in addition to that furnished herein. The Schedule 13D, including amendments thereto, may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge. Copies of the Schedule 13D and other information regarding the Trian Group are also available on the Internet at http://www.enhanceheinz.com.

PRINCIPAL SHAREHOLDERS

      The following information is based solely on the Company's definitive proxy statement filed with the SEC on                  , 2006. To the Trian Group's knowledge, the following tables summarize information with respect to ownership of the outstanding Common Shares of the Company by (i) all persons known to the Company to own beneficially more than 5% of the outstanding Common Shares; (ii) each director and named executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each person in the table has sole voting and investment power of the Common Shares listed as owned by such person.

Security Ownership of Certain Principal Shareholders

      Set forth below is the name, address and stock ownership of each person or group of persons known by the Company to own beneficially more than 5% of the outstanding shares of Common Shares, and is based on information provided by the beneficial owner in public filings made with the SEC.

Name and Address	Number of Common Shares Beneficially Owned	Percent of Class
Capital Research and Management Company(1) 333 South Hope Street Los Angeles, CA 90071	45,705,000	13.7%

The Trian Group c/o Trian Fund Management, L.P. 280 Park Avenue New York, New York 10017	18,245,000	5.5%

(1)	Based on a report on Schedule 13G filed on February 10, 2006, with the SEC, Capital Research and Management Company (“Capital Research”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, was deemed to be the beneficial owner of 45,705,000 Common Shares for which beneficial ownership is disclaimed pursuant to Rule 13d-4, as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital Guardian Trust Company, an affiliate of Capital Research and Management Company, manages the international equity portion of the H. J. Heinz Company Employees' Retirement System Master Trust. During fiscal year 2006, Capital Guardian Trust Company earned $389,865 in fees for such management services.

Security Ownership of Management

      The following table sets forth all equity securities of the Company beneficially owned as of April 30, 2006 by each director and named executive officer, and all directors and executive officers as a group, being 22 in number. The individuals listed below do not own Preferred Shares.

Name	Number of Common Shares Beneficially Owned(1)(2)(3)(4)(5)	Percent of Class(6)
Jeffrey P. Berger	654,459	*
Charles E. Bunch	8,000	*
Mary C. Choksi	17,980	*
Leonard S. Coleman, Jr.	11,100	*
Peter H. Coors	11,200	*
John G. Drosdick	500	*
Edith E. Holiday	14,671	*
Joseph Jimenez, Jr.	807,791	*
William R. Johnson	4,266,500	1.29%
Candace Kendle	11,900	*
David C. Moran	510,590	*
Michael D. Milone	413,654	*
Dean R. O'Hare	11,200	*
Dennis H. Reilley	500
Lynn C. Swann	10,317	*
Thomas J. Usher	22,483	*
Arthur B. Winkleblack	321,609	*
All directors and executive officers as a group	8,027,610	2.43%

(1)	Shares listed in this column include all shares in which the named individuals and all directors, Heinz director nominees and executive officers as a group have a present beneficial economic interest, and also include all shares allocated to the accounts of the named individuals and all directors, Heinz director nominees and executive officers as a group under the Company's Employees Retirement and Savings Plan (W.R. Johnson, 82,804; D.C. Moran, 299; A.B. Winkleblack, 3,061; J.P. Berger, 27,076; J. Jimenez, 12,788; M.D. Milone, 8,142; and all directors, Heinz director nominees and executive officers as a group, 187,791). Each person has both sole voting and sole investment power with respect to the shares listed unless otherwise indicated.
(2)	Shares listed include shares subject to stock options granted under the Company's stock option plans and exercisable within 60 days following April 30, 2006 (W.R. Johnson, 3,710,689; D.C. Moran, 399,390; A.B. Winkleblack, 290,559; J.P. Berger, 408,808; J. Jimenez, 736,806; M.D. Milone, 450,777; and all directors, Heinz director nominees and executive officers as a group, 6,802,018).
(3)	Shares listed for Messrs. Johnson, Moran, Winkleblack, Berger, Jimenez, and Milone include restricted stock units which vest within 60 days of April 30, 2006 (W.R. Johnson, 5,225; D.C. Moran, 1,420; A.B. Winkleblack, 1,589; J.P. Berger, 1,589; J. Jimenez, 1,664; and M.D. Milone, 1,130).
(4)	Shares listed for Mr. Usher also include 1,000 shares held by a trust of which Mr. Usher is co-trustee and sole beneficiary.
(5)	Shares listed for Mr. Milone include 14,500 Common Shares owned by Mr. Milone's spouse and two minor children.
(6)	Percentages of less than 1 percent are omitted.

PROXY INFORMATION

      The enclosed GOLD proxy card may be executed only by holders of record of Shares on the Record Date. If you were a shareholder of record on the Record Date, you will retain your voting rights at the 2006 Annual Meeting even if you sell your Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote your Shares on the GOLD proxy card, even if you sell your Shares after the Record Date. The Shares represented by each GOLD proxy card that is properly executed and returned to the Trian Group will be voted at the 2006 Annual Meeting in accordance with the instructions marked thereon. If you have signed the GOLD proxy card and no marking is made, you will be deemed to have given a direction to vote all of the Shares represented by the GOLD proxy card (i) FOR the election of all of our Nominees (or, if applicable, one or both of the Alternate Nominees) and for the candidates who have been nominated by the Company other than             ,             ,             ,             and                        and (ii) FOR the approval of Proposals 2 and 3 set forth in this proxy statement.

      If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can vote your Shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card representing your Shares to be signed and returned. The Trian Group urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to The Trian Group, c/o Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

      In addition, this proxy statement is being used to solicit voting instructions from participants of the Company's employee benefits plans with respect to Shares that such participants own but which are held by the trustees of the Company's benefit plans for the benefit of such participants. According to the Company's proxy statement, Shares held in the benefit plans that are entitled to vote will be voted by the plan trustees pursuant to the participants' instructions. Shares held in any employee benefit plan that such participants are entitled to vote, but do not vote, will be voted by the plan trustees in proportion to the voting instructions received for other shares. Such participants must instruct the plan trustees to vote their shares by utilizing one of the voting methods described herein.

REVOCATION OF PROXIES

      Any shareholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the 2006 Annual Meeting by:

•	submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any WHITE proxy cards which solicit a proxy in favor of all of the incumbent directors;

•	instructing the Trian Group by telephone or via the Internet as to how you would like your shares voted (instructions are on your GOLD proxy card);

•	attending the 2006 Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the 2006 Annual Meeting will not in and of itself constitute revocation of a proxy); or

•	delivering written notice of revocation either to the Trian Group c/o Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, or the Corporate Secretary of Heinz at 600 Grant Street, Pittsburgh, Pennsylvania 15219, or any other address provided by the Company.

      Although a revocation is effective if delivered to the Company, the Trian Group requests that either the original or a copy of any revocation be mailed to the Trian Group c/o Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, so that the Trian Group will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of our Nominees as directors and the other proposals set forth herein have been received. The Trian Group may contact shareholders who have revoked their proxies.

      IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO THE COMPANY, THE TRIAN GROUP URGES YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED, (3) ATTENDING THE 2006 ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE TRIAN GROUP OR TO THE SECRETARY OF THE COMPANY.

QUORUM AND VOTING

      Based on the Company's proxy statement for the 2006 Annual Meeting, there were 332,360,964 Common Shares and 8,116 Preferred Shares outstanding and entitled to vote on the Record Date. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the 2006 Annual Meeting. Each Common Share has one vote and each Preferred Share has one-half vote. Shareholders of the Company will not have rights of appraisal or similar dissenter's rights with respect to any matter to be acted upon at the 2006 Annual Meeting. The presence, in person or by proxy, of holders of Shares representing a majority of the outstanding Shares eligible to vote (with each Preferred Share counting as one-half of a share for purposes of the quorum) at the 2006 Annual Meeting will constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present at the 2006 Annual Meeting. Assuming a quorum is present or otherwise represented at the 2006 Annual Meeting, the 12 nominees receiving the highest number of votes cast will be elected. Assuming a quorum is present or otherwise represented at the 2006 Annual Meeting, each of the other proposals set forth in this proxy statement will be approved by the majority of the votes cast by the shareholders entitled to vote. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election, the vote on the repeal of certain amendments to the By-Laws or the vote on the ratification of the Audit Committee's selection of the independent auditors. Abstentions and broker non-votes will have no effect on these proposals since such actions do not represent votes cast on these proposals. Pennsylvania law expressly provides for the authorization of proxies by electronic means. Accordingly, you may submit your proxy by telephone or the Internet. To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case shareholders will be required to provide the unique control number which has been printed on each shareholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those shareholders submitting proxies by telephone, or at the designated website for those shareholders submitting proxies over the Internet. Shareholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.

      YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY OR INSTRUCT US BY TELEPHONE OR VIA THE INTERNET TO VOTE FOR THE ELECTION OF THE TRIAN GROUP'S NOMINEES AND FOR PROPOSALS 2 AND 3 SET FORTH IN THIS PROXY STATEMENT.

COST AND METHOD OF SOLICITATION

      The Trian Group has retained Innisfree M&A Incorporated to serve as an advisor and to provide consulting and analytic services and solicitation services in connection with the solicitation of proxies. For these services, Innisfree M&A Incorporated is to receive a fee of approximately $       , plus reimbursement for its reasonable out-of-pocket expenses. The Trian Group has agreed to indemnify Innisfree M&A Incorporated against certain liabilities and expenses. Proxies may be solicited by mail, courier services, Internet (including via http://www.enhanceheinz.com), advertising, telephone, facsimile or in person. It is anticipated that Innisfree M&A Incorporated will employ approximately 125 people to solicit proxies from shareholders for the 2006 Annual Meeting. Innisfree M&A Incorporated does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation or that Schedule 14A requires the disclosure of certain information concerning Innisfree M&A Incorporated.

      In addition, it is anticipated that the Nominees and certain regular employees of the Trian Group will participate in the solicitation of proxies in support of our Nominees and the other proposals set forth in this proxy statement. Such employees will receive no additional consideration if they assist in the solicitation of proxies. Although no precise estimate can be made at the present time, the total expenditures in furtherance of, or in connection with, the solicitation of shareholders is estimated to be $       . As of the date hereof, the Trian Group has incurred approximately $        of solicitation expenses.

      Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by the Trian Group. To the extent legally permissible, the Trian Group will seek reimbursement from the Company for those expenses if any of our Nominees is elected. Pursuant to Section 1757(c) of the Pennsylvania Business Corporation Law, the Company may pay the reasonable expenses of a solicitation by or on behalf of shareholders. The Trian Group does not currently intend to submit the question of such reimbursement to a vote of the shareholders.

OTHER INFORMATION

      Certain information regarding the compensation of directors and executive officers and certain other matters regarding the Company and its officers and directors is required to be contained in the Company's proxy statement. Certain other information regarding the 2006 Annual Meeting, as well as procedures for submitting proposals for consideration at the 2007 annual meeting of shareholders, is also required to be contained in the Company's proxy statement. Please refer to the Company's proxy statement to review this information. Please note that because the Trian Group was not involved in the preparation of the Company's proxy statement, we cannot reasonably confirm the accuracy or completeness of certain information contained in the Company's proxy statement.

Dated:                 , 2006

Annex A

Two year transaction history of each Participant

      The following table sets forth all transactions with respect to the Common Shares effected by each of the Participants during the two year period ended June 30, 2006 . No part of the purchase price or market value of such Common Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Date	No. of Common Shares	Transaction Type
Trian Onshore	02/07/06	117,183	Purchase
Trian Onshore	02/08/06	105,527	Purchase
Trian Onshore	02/09/06	81,661	Purchase
Trian Onshore	02/10/06	12,533	Purchase
Trian Onshore	02/13/06	48,975	Purchase
Trian Onshore	02/14/06	20,201	Purchase
Trian Onshore	02/15/06	44,167	Purchase
Trian Onshore	02/16/06	53,466	*
Trian Onshore	02/17/06	50,503	*
Trian Onshore	02/21/06	64,914	*
Trian Onshore	02/22/06	32,995	*
Trian Onshore	02/23/06	8,060	*
Trian Onshore	02/24/06	50,503	*
Trian Onshore	02/27/06	64,234	*
Trian Onshore	02/28/06	202,014	*
Trian Onshore	03/01/06	32,188	*
Trian Onshore	03/01/06	4,381	Purchase**
Trian Onshore	03/01/06	5,366	Purchase***
Trian Onshore	03/02/06	65,642	*
Trian Onshore	03/16/06	4,113	Sale**
Trian Onshore	03/16/06	5,964	Sale***
Trian Onshore	03/28/06	8,422	*
Trian Onshore	03/30/06	13,475	*
Trian Onshore	03/31/06	70,748	*
Trian Onshore	04/01/06	634	Purchase**
Trian Onshore	04/01/06	1,056	Purchase***
Trian Onshore	04/03/06	57,222	*
Trian Onshore	04/04/06	6,585	*
Trian Onshore	04/05/06	22,706	*
Trian Onshore	04/06/06	17,544	*
Trian Onshore	04/12/06	9,305	*
Trian Onshore	04/13/06	6,747	Purchase
Trian Onshore	04/17/06	66,514	Purchase
Trian Onshore	04/18/06	20,243	Purchase
Trian Onshore	04/19/06	28,919	Purchase
Trian Onshore	04/19/06	—	****
Trian Onshore	04/20/06	2,409	Purchase
Trian Onshore	05/01/06	125,520	Sale**
Trian Onshore	06/01/06	3,456	Sale**
Trian Offshore	02/07/06	423,946	Purchase
Trian Offshore	02/08/06	381,778	Purchase
Trian Offshore	02/09/06	295,435	Purchase
Trian Offshore	02/10/06	45,343	Purchase
Trian Offshore	02/13/06	177,182	Purchase

Trian Offshore	02/14/06	73,088	Purchase
Trian Offshore	02/15/06	159,789	Purchase
Trian Offshore	02/16/06	193,432	*
Trian Offshore	02/17/06	182,715	*
Trian Offshore	02/21/06	234,846	*
Trian Offshore	02/22/06	119,373	*
Trian Offshore	02/23/06	29,164	*
Trian Offshore	02/24/06	182,715	*
Trian Offshore	02/27/06	232,387	*
Trian Offshore	02/28/06	730,847	*
Trian Offshore	03/01/06	115,300	*
Trian Offshore	03/01/06	240	Purchase**
Trian Offshore	03/01/06	288	Purchase***
Trian Offshore	03/02/06	235,129	*
Trian Offshore	03/16/06	14,682	Sale**
Trian Offshore	03/16/06	21,277	Sale***
Trian Offshore	03/28/06	30,172	*
Trian Offshore	03/30/06	48,275	*
Trian Offshore	03/31/06	253,427	*
Trian Offshore	04/01/06	4,511	Purchase**
Trian Offshore	04/01/06	7,570	Purchase***
Trian Offshore	04/03/06	205,271	*
Trian Offshore	04/04/06	23,629	*
Trian Offshore	04/05/06	81,458	*
Trian Offshore	04/06/06	62,939	*
Trian Offshore	04/12/06	33,384	*
Trian Offshore	04/13/06	24,211	Purchase
Trian Offshore	04/17/06	238,612	Purchase
Trian Offshore	04/18/06	72,624	Purchase
Trian Offshore	04/19/06	103,747	Purchase
Trian Offshore	04/19/06	—	****
Trian Offshore	04/20/06	8,649	Purchase
Trian Offshore	05/01/06	246,001	Purchase**
Trian Offshore	06/01/06	8,392	Purchase**
Trian Offshore (Non-ERISA)	02/07/06	33,957	Purchase
Trian Offshore (Non-ERISA)	02/08/06	30,579	Purchase
Trian Offshore (Non-ERISA)	02/09/06	23,663	Purchase
Trian Offshore (Non-ERISA)	02/10/06	3,631	Purchase
Trian Offshore (Non-ERISA)	02/13/06	14,192	Purchase
Trian Offshore (Non-ERISA)	02/14/06	5,853	Purchase
Trian Offshore (Non-ERISA)	02/15/06	12,798	Purchase
Trian Offshore (Non-ERISA)	02/16/06	15,493	*
Trian Offshore (Non-ERISA)	02/17/06	14,634	*
Trian Offshore (Non-ERISA)	02/21/06	18,810	*
Trian Offshore (Non-ERISA)	02/22/06	9,561	*
Trian Offshore (Non-ERISA)	02/23/06	2,335	*
Trian Offshore (Non-ERISA)	02/24/06	14,634	*
Trian Offshore (Non-ERISA)	02/27/06	18,613	*
Trian Offshore (Non-ERISA)	02/28/06	58,539	*
Trian Offshore (Non-ERISA)	03/01/06	9,124	*
Trian Offshore (Non-ERISA)	03/01/06	1,476	Sale**
Trian Offshore (Non-ERISA)	03/01/06	1,806	Sale***
Trian Offshore (Non-ERISA)	03/02/06	18,606	*
Trian Offshore (Non-ERISA)	03/16/06	1,177	Sale**
Trian Offshore (Non-ERISA)	03/16/06	1,705	Sale***

Trian Offshore (Non-ERISA)	03/28/06	2,387	*
Trian Offshore (Non-ERISA)	03/30/06	3,819	*
Trian Offshore (Non-ERISA)	03/31/06	20,052	*
Trian Offshore (Non-ERISA)	04/01/06	1,468	Sale**
Trian Offshore (Non-ERISA)	04/01/06	2,440	Sale***
Trian Offshore (Non-ERISA)	04/03/06	15,999	*
Trian Offshore (Non-ERISA)	04/04/06	1,841	*
Trian Offshore (Non-ERISA)	04/05/06	6,348	*
Trian Offshore (Non-ERISA)	04/06/06	4,905	*
Trian Offshore (Non-ERISA)	04/12/06	2,601	*
Trian Offshore (Non-ERISA)	04/13/06	1,886	Purchase
Trian Offshore (Non-ERISA)	04/17/06	18,598	Purchase
Trian Offshore (Non-ERISA)	04/18/06	5,660	Purchase
Trian Offshore (Non-ERISA)	04/19/06	8,086	Purchase
Trian Offshore (Non-ERISA)	04/19/06	—	****
Trian Offshore (Non-ERISA)	04/20/06	673	Purchase
Trian Offshore (Non-ERISA)	05/01/06	35,385	Sale**
Trian Offshore (Non-ERISA)	06/01/06	1,461	Sale**
Parallel Fund I	02/07/06	27,865	Purchase
Parallel Fund I	02/08/06	25,094	Purchase
Parallel Fund I	02/09/06	19,418	Purchase
Parallel Fund I	02/10/06	2,980	Purchase
Parallel Fund I	02/13/06	11,646	Purchase
Parallel Fund I	02/14/06	4,803	Purchase
Parallel Fund I	02/15/06	10,502	Purchase
Parallel Fund I	02/16/06	12,714	*
Parallel Fund I	02/17/06	12,009	*
Parallel Fund I	02/21/06	15,436	*
Parallel Fund I	02/22/06	7,846	*
Parallel Fund I	02/23/06	1,916	*
Parallel Fund I	02/24/06	12,009	*
Parallel Fund I	02/27/06	15,274	*
Parallel Fund I	02/28/06	48,038	*
Parallel Fund I	03/01/06	7,495	*
Parallel Fund I	03/01/06	1,100	Sale**
Parallel Fund I	03/01/06	1,346	Sale***
Parallel Fund I	03/02/06	15,285	*
Parallel Fund I	03/16/06	960	Sale**
Parallel Fund I	03/16/06	1,392	Sale***
Parallel Fund I	03/28/06	1,961	*
Parallel Fund I	03/30/06	3,137	*
Parallel Fund I	03/31/06	16,474	*
Parallel Fund I	04/01/06	1,216	Sale**
Parallel Fund I	04/01/06	2,019	Sale***
Parallel Fund I	04/03/06	13,143	*
Parallel Fund I	04/04/06	1,512	*
Parallel Fund I	04/05/06	5,215	*
Parallel Fund I	04/06/06	4,029	*
Parallel Fund I	04/12/06	2,137	*
Parallel Fund I	04/13/06	1,549	Purchase
Parallel Fund I	04/17/06	15,278	Purchase
Parallel Fund I	04/18/06	4,649	Purchase
Parallel Fund I	04/19/06	6,642	Purchase
Parallel Fund I	04/19/06	—	****
Parallel Fund I	04/20/06	553	Purchase

Parallel Fund I	05/01/06	27,683	Sale**
Parallel Fund I	06/01/06	1,168	Sale**
Parallel Fund II	03/16/06	22,683	Purchase**
Parallel Fund II	03/16/06	32,874	Purchase***
Parallel Fund II	03/28/06	443	*
Parallel Fund II	03/30/06	710	*
Parallel Fund II	03/31/06	3,727	*
Parallel Fund II	04/01/06	223	Sale**
Parallel Fund II	04/01/06	449	Sale***
Parallel Fund II	04/03/06	2,981	*
Parallel Fund II	04/04/06	343	*
Parallel Fund II	04/05/06	1,182	*
Parallel Fund II	04/06/06	914	*
Parallel Fund II	04/12/06	484	*
Parallel Fund II	04/13/06	351	Purchase
Parallel Fund II	04/17/06	3,458	Purchase
Parallel Fund II	04/18/06	1,052	Purchase
Parallel Fund II	04/19/06	1,503	Purchase
Parallel Fund II	04/19/06	—	****
Parallel Fund II	04/20/06	125	Purchase
Parallel Fund II	05/01/06	6,214	Sale**
Parallel Fund II	06/01/06	319	Sale**
Separate Account	02/07/06	51,549	Purchase
Separate Account	02/08/06	46,422	Purchase
Separate Account	02/09/06	35,923	Purchase
Separate Account	02/10/06	5,513	Purchase
Separate Account	02/13/06	21,544	Purchase
Separate Account	02/14/06	8,886	Purchase
Separate Account	02/15/06	19,429	Purchase
Separate Account	02/16/06	23,520	*
Separate Account	02/17/06	22,216	*
Separate Account	02/21/06	28,556	*
Separate Account	02/22/06	14,515	*
Separate Account	02/23/06	3,545	*
Separate Account	02/24/06	22,216	*
Separate Account	02/27/06	28,256	*
Separate Account	02/28/06	88,867	*
Separate Account	03/01/06	13,865	*
Separate Account	03/01/06	2,045	Sale**
Separate Account	03/01/06	2,502	Sale***
Separate Account	03/02/06	28,276	*
Separate Account	03/16/06	1,751	Sale**
Separate Account	03/16/06	2,536	Sale***
Separate Account	03/28/06	3,628	*
Separate Account	03/30/06	5,805	*
Separate Account	03/31/06	30,479	*
Separate Account	04/01/06	2,238	Sale**
Separate Account	04/01/06	3,718	Sale***
Separate Account	04/03/06	24,318	*
Separate Account	04/04/06	2,798	*
Separate Account	04/05/06	9,650	*
Separate Account	04/06/06	7,456	*
Separate Account	04/12/06	3,954	*
Separate Account	04/13/06	2,867	Purchase
Separate Account	04/17/06	28,269	Purchase

Separate Account	04/18/06	8,603	Purchase
Separate Account	04/19/06	12,290	Purchase
Separate Account	04/19/06	—	****
Separate Account	04/20/06	1,024	Purchase
Separate Account	05/01/06	51,199	Sale**
Separate Account	06/01/06	1,988	Sale**
Trian SPV	02/13/06	235,571	Purchase
Trian SPV	02/14/06	97,169	Purchase
Trian SPV	02/15/06	212,445	Purchase
Trian SPV	02/16/06	257,175	*
Trian SPV	02/17/06	242,923	*
Trian SPV	02/21/06	312,238	*
Trian SPV	02/22/06	158,710	*
Trian SPV	02/23/06	38,770	*
Trian SPV	02/24/06	242,923	*
Trian SPV	02/27/06	308,966	*
Trian SPV	02/28/06	971,695	*
Trian SPV	03/01/06	153,268	*
Trian SPV	03/02/06	312,562	*
Trian SPV	03/28/06	40,487	*
Trian SPV	03/30/06	64,779	*
Trian SPV	03/31/06	340,093	*
Trian SPV	04/03/06	274,666	*
Trian SPV	04/04/06	31,612	*
Trian SPV	04/05/06	108,991	*
Trian SPV	04/06/06	84,213	*
Trian SPV	04/12/06	44,665	*
Trian SPV	04/13/06	32,389	Purchase
Trian SPV	04/17/06	319,271	Purchase
Trian SPV	04/18/06	97,169	Purchase
Trian SPV	04/19/06	138,813	Purchase
Trian SPV	04/19/06	—	****
Trian SPV	04/20/06	11,567	Purchase
CMI	07/12/05	13,000	Short Sale
CMI	07/13/05	7,000	Short Sale
CMI	07/19/05	5,000	Short Sale
CMI	08/10/05	25,000	Cover Purchase
CMI	02/07/06	280,500	Purchase
CMI	02/08/06	252,600	Purchase
CMI	02/09/06	205,000	Purchase
CMI	02/10/06	30,000	Purchase
CMI	02/13/06	218,190	Purchase
CMI	02/14/06	90,000	Purchase
CMI	02/15/06	196,770	Purchase
CMI	02/16/06	238,200	*
CMI	02/17/06	225,000	*
CMI	02/21/06	289,200	*
CMI	02/22/06	147,000	*
CMI	02/23/06	35,910	*
CMI	02/24/06	225,000	*
CMI	02/27/06	286,170	*
CMI	02/28/06	900,000	*
CMI	03/01/06	141,960	*
CMI	03/02/06	289,500	*
CMI	03/28/06	37,500	*

CMI	03/30/06	60,000	*
CMI	03/31/06	315,000	*
CMI	04/03/06	254,400	*
CMI	04/04/06	29,280	*
CMI	04/05/06	100,950	*
CMI	04/06/06	78,000	*
CMI	04/12/06	41,370	*
CMI	04/13/06	30,000	Purchase
CMI	04/17/06	293,900	Purchase
CMI	04/18/06	90,000	Purchase
CMI	04/19/06	—	****

*	On the various dates set forth above, the named Participants entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Morgan Stanley & Co. International Limited (the “Counterparty”), through which they acquired an economic interest in the indicated Common Shares. Simultaneously with the purchase of each call option, the named Participants also sold a put option to the Counterparty for the same number of Common Shares pursuant to which, if on June 1, 2006 the exercise price per Share of the call option were greater than the closing price of the Common Shares on June 1, 2006 (the “Closing Price”), the Counterparty would have been entitled to cause the named Participant to, at such Participant's election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the exercise price per Common Share pursuant to such option (the “Exercise Price”) over the Closing Price and (b) the number of Common Shares set forth above or (ii) acquire from the Counterparty the number of Common Shares set forth above at the Exercise Price. As described below, all of the Options were exercised prior to June 1, 2006. Consequently, under the terms of the Options, the named Participants received a cash rebate from the Counterparty for the period from the day after the date on which the Option was exercised up to and including June 1, 2006 calculated using an annual rate of the Federal Funds Rate plus 0.30%.
**	Represent private transactions pursuant to which the named Participants bought from or sold to each other, as indicated above, the number of Common Shares set forth above at a price equal to the closing price of the Common Shares on the trading day immediately preceding the date of the transaction. These transactions were entered into solely for the purpose of rebalancing positions among the named Participants.
***	Represent private transactions pursuant to which the named Participants bought from or sold to each other, as indicated above, a portion of their interests in the Options covering the number of shares set forth above. The purchase price was equal to the fair value of the purchased interests as of the close of business on the trading day immediately preceding the date of the transaction. These transactions were entered into solely for the purpose of rebalancing positions among the named Participants.
****	On April 19, 2006, the named Participants exercised all of their Options, and thereby acquired outright ownership of the 12,314,800 Common Shares covered by the Options, for an aggregate exercise price of $460,897,399.24.

SPECIAL INSTRUCTIONS

      Please review this proxy statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

1.	If your Shares are registered in your own name, please sign, date and mail the enclosed GOLD proxy card today to The Trian Group, c/o Innisfree M&A Incorporated, in the postage-paid envelope provided or instruct us by telephone or via the Internet today as to how you would like your Shares voted (instructions are on your GOLD proxy card).
2.	If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a GOLD proxy card with respect to your Shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the GOLD proxy card as soon as possible.
3.	After signing and returning the enclosed GOLD proxy card, we urge you NOT to return Heinz's WHITE proxy card because only your latest dated proxy card will be counted.
4.	If you have previously signed and returned a WHITE proxy card to Heinz, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Heinz by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Proxies may also be revoked at any time prior to exercise by: (i) attending the 2006 Annual Meeting and voting in person (although attendance at the 2006 Annual Meeting will not in and of itself constitute revocation of a proxy), (ii) instructing us by telephone or via the Internet as to how you would like your Shares voted (instructions are on your GOLD proxy card) or (iii) delivering a written notice of revocation. The written notice of revocation may be delivered either to the Trian Group c/o Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, or to the Corporate Secretary of the Company at 600 Grant Street, Pittsburgh, Pennsylvania 15219, or any other address provided by the Company.

      If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your Shares, please contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue
New York, New York 10022
Shareholders Call Toll-Free: (877) 456-3442
Banks and Brokers Call Collect: (212) 750-5833

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED JULY 6, 2006

PLEASE VOTE TODAY!
SEE REVERSE SIDE
FOR THREE EASY WAYS TO VOTE.

▼TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE▼

COMMON	GOLD

PROXY SOLICITED BY THE TRIAN GROUP

2006 Annual Meeting of Shareholders of H.J. Heinz Company
August 16, 2006

The undersigned hereby appoints Nelson Peltz, Peter W. May and Edward P. Garden, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of H.J. Heinz Company (the “Company” or “Heinz”) that the undersigned would be entitled to vote if personally present at the 2006 annual meeting of shareholders of Heinz, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the “2006 Annual Meeting”). IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED FOR SUCH PROPOSALS (EXCEPT YOU WILL NOT BE DEEMED TO VOTE FOR THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED UNDER PROPOSAL 1). THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

(Continued and to be signed on the reverse side)

PROXY SOLICITED BY THE TRIAN GROUP

2006 Annual Meeting of Shareholders of H. J. Heinz Company
August 16, 2006

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of H.J. Heinz Company common stock for the upcoming Annual Meeting of Shareholders.

PLEASE REVIEW THE PROXY STATEMENT
AND VOTE TODAY IN ONE OF THREE WAYS:

1.

Vote by Telephone — Please call toll-free in the U.S. or Canada at 1-866-825-8503 , on a touch-tone telephone. If outside the U.S. or Canada, call
1-215-521-1340 . Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.

Vote by Internet — Please access https://www.directvote.com/hnz , and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.

Vote by Mail — If you do not wish to vote by telephone or over the Internet, please sign, date and return the proxy card in the envelope provided, or mail to: The Trian Group, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5154, New York, NY 10150-5154.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE▼

COMMON	GOLD

☒ Please mark your votes as in this example using dark ink only.

THE TRIAN GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR EACH OF THE TRIAN GROUP’S NOMINEES LISTED IN PROPOSAL 1.

PROPOSAL 1 – To elect (01) Nelson Peltz, (02) Peter W. May, (03) Edward P. Garden, (04) Greg Norman and (05) Michael F. Weinstein to the Board.

FOR ALL NOMINEES [ ] WITHHOLD FROM ALL NOMINEES [ ] FOR ALL EXCEPT [ ]

The Trian Group intends to use this proxy to vote (i) FOR Messrs. Peltz, May, Garden, Norman and Weinstein (and if, due to death or disability, any of these nominees is unable to stand for election, for one or both of Peter H. Rothschild and Thomas E. Sandell in place of such nominees) and (ii) FOR the candidates who have been nominated by Heinz to serve as directors other than
                         ,                          ,                          ,                          , and                          for whom the Trian Group is NOT seeking authority to vote for and WILL NOT exercise any such authority.

NOTE: If you do not wish for your shares to be voted “FOR” a particular Trian Group nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining Trian Group nominee(s). You may also withhold authority to vote for one or more additional Heinz nominees by writing the name of the nominee(s) below.

THE TRIAN GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 2.

PROPOSAL 2 – To repeal any provisions of the Company’s By-Laws and amendments to the Company’s By-Laws adopted unilaterally by the Board of Directors after June 12, 2002 and before any of the Trian Group’s Nominees join the Board , if elected.

FOR [ ] AGAINST [ ] ABSTAIN [ ]

PROPOSAL 3 – To ratify the Company’s Audit Committee’s selection of PricewaterhouseCoopers LLP as Heinz’s independent auditors for fiscal 2007.

FOR [ ] AGAINST [ ] ABSTAIN [ ]

The Trian Group does not object to shareholders voting for Proposal 3.

Dated

Signature

Title or Authority

Signature (if held jointly)

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED JULY 6, 2006

PLEASE VOTE TODAY!
SEE REVERSE SIDE
FOR THREE EASY WAYS TO VOTE.

▼TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE▼

THIRD CUMULATIVE PREFERRED STOCK	GOLD

PROXY SOLICITED BY THE TRIAN GROUP

2006 Annual Meeting of Shareholders of H.J. Heinz Company
August 16, 2006

The undersigned hereby appoints Nelson Peltz, Peter W. May and Edward P. Garden, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of Third Cumulative Preferred Stock of H.J. Heinz Company (the “Company” or “Heinz”) that the undersigned would be entitled to vote if personally present at the 2006 annual meeting of shareholders of Heinz, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the “2006 Annual Meeting”). IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED FOR SUCH PROPOSALS (EXCEPT YOU WILL NOT BE DEEMED TO VOTE FOR THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED UNDER PROPOSAL 1). THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

(Continued and to be signed on the reverse side)

PROXY SOLICITED BY THE TRIAN GROUP

2006 Annual Meeting of Shareholders of H. J. Heinz Company
August 16, 2006

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of H.J. Heinz Company preferred stock for the upcoming Annual Meeting of Shareholders.

PLEASE REVIEW THE PROXY STATEMENT
AND VOTE TODAY IN ONE OF THREE WAYS:

1.

Vote by Telephone – Please call toll-free in the U.S. or Canada at 1-866-825-8503 , on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1340 . Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.

Vote by Internet – Please access https://www.directvote.com/hnz , and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.

Vote by Mail – If you do not wish to vote by telephone or over the Internet, please sign, date and return the proxy card in the envelope provided, or mail to: The Trian Group, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5154, New York, NY 10150-5154

▼TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE▼

THIRD CUMULATIVE PREFERRED STOCK	GOLD

THE TRIAN GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR EACH OF THE TRIAN GROUP’S NOMINEES LISTED IN PROPOSAL 1.

PROPOSAL 1 -- To elect (01) Nelson Peltz, (02) Peter W. May, (03) Edward P. Garden, (04) Greg Norman and (05) Michael F. Weinstein to the Board.

FOR ALL NOMINEES [ ] WITHHOLD FROM ALL NOMINEES [ ] FOR ALL EXCEPT [ ]

The Trian Group intends to use this proxy to vote (i) FOR Messrs. Peltz, May, Garden, Norman and Weinstein (and if, due to death or disability, any of these nominees is unable to stand for election, for one or both of Peter H. Rothschild and Thomas E. Sandell in place of such nominees) and (ii) FOR the candidates who have been nominated by Heinz to serve as directors other than                                    ,                                    ,                                    ,                                    , and                                     for whom the Trian Group is NOT seeking authority to vote for and WILL NOT exercise any such authority.

NOTE: If you do not wish for your shares to be voted “FOR” a particular Trian Group nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining Trian Group nominee(s). You may also withhold authority to vote for one or more additional Heinz nominees by writing the name of the nominee(s) below.

THE TRIAN GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 2.

PROPOSAL 2 -- To repeal any provisions of the Company’s By-Laws and amendments to the Company’s By-Laws adopted unilaterally by the Board of Directors after June 12, 2002 and before any of the Trian Group’s Nominees join the Board , if elected.

FOR [ ] AGAINST [ ] ABSTAIN [ ]

PROPOSAL 3 -- To ratify the Company’s Audit Committee’s selection of PricewaterhouseCoopers LLP as Heinz’s independent auditors for fiscal 2007.

FOR [ ] AGAINST [ ] ABSTAIN [ ]

The Trian Group does not object to shareholders voting for Proposal 3.

Dated:

Signature

Title or Authority

Signature (if held jointly)

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.